FORCE PROTECTION VIDEO EQUIPMENT CORP.

140 Iowa Lane

Suite 102

Cary, NC 27511

(919) 780-7897

February 2, 2017

Charlie Guidry, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:

Force Protection Video Equipment Corp.

Registration Statement on Form S-1

Filed January 30, 2017

File No. 333-214046

Dear Mr. Guidry:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Force Protection Video Equipment Corp., a Florida corporation (the “Company”) respectfully requests that the effective date for the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended, originally filed with the Securities and Exchange Commission (the “Commission”) on January 30, 2017 be accelerated so that it will be declared effective on Friday, Monday, February 6, 2017, at 10:00 a.m. (Washington, D.C. time) or as soon thereafter as may be practicable.

The Company acknowledges that:

∙

should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

∙

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

∙

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

Sincerely,

/s/ Paul Feldman

          Paul Feldman, President